Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232425

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 14 DATED MARCH 5, 2021
TO THE PROSPECTUS DATED APRIL 29, 2020

This document supplements, and should be read in conjunction with, our prospectus dated April 29, 2020, as supplemented by Supplement No. 1 dated May 5, 2020, Supplement No. 2 dated May 21, 2020, Supplement No. 3 dated June 2, 2020, Supplement No. 4 dated July 8, 2020, Supplement No. 5 dated August 5, 2020, Supplement No. 6 dated August 18, 2020, Supplement No. 7 dated September 2, 2020, Supplement No. 8 dated October 6, 2020, Supplement No. 9 dated November 5, 2020, Supplement No. 10 dated November 17, 2020, Supplement No. 11 dated December 2, 2020, Supplement No. 12 dated January 6, 2021 and Supplement No. 13 dated February 5, 2021. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•our daily net asset value, or NAV, per share for our common stock for the month of February 2021;
•updates on the impact of COVID-19 on our operations;
•an amendment to our revolving credit facility with Wells Fargo Bank, National Association;
•an update to the "Prospectus Summary" section of our prospectus;
•certain updates to the "Risk Factors" section of our prospectus; and
•an update to the "Investment Objectives and Strategy" section of our prospectus.

Historical NAV per Share

The following table sets forth the NAV per share for the Class A, Class I, Class T, Class D and Class N shares of our common stock on each business day for the month of February 2021. There were no Class S, Class M-I or Class T2 shares of our common stock outstanding during this period.

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share	NAV per Class D Share*	NAV per Class N Share**
February 1, 2021	$14.42	$14.51	$14.46	$14.49	$14.46
February 2, 2021	$14.43	$14.51	$14.46	$14.49	$14.46
February 3, 2021	$14.42	$14.51	$14.46	$14.49	$14.46
February 4, 2021	$14.43	$14.52	$14.47	$14.50	$14.47
February 5, 2021	$14.44	$14.52	$14.47	$14.50	$14.47
February 8, 2021	$14.44	$14.53	$14.48	$14.50	$14.48
February 9, 2021	$14.45	$14.53	$14.48	$14.51	$14.48
February 10, 2021	$14.46	$14.55	$14.50	$14.52	$14.50
February 11, 2021	$14.46	$14.55	$14.50	$14.53	$14.50
February 12, 2021	$14.46	$14.55	$14.50	$14.53	$14.50
February 16, 2021	$14.45	$14.54	$14.49	$14.52	$14.49
February 17, 2021	$14.45	$14.54	$14.49	$14.51	$14.48
February 18, 2021	$14.44	$14.53	$14.48	$14.51	$14.48
February 19, 2021	$14.45	$14.54	$14.49	$14.51	$14.49
February 22, 2021	$14.46	$14.55	$14.50	$14.53	$14.50
February 23, 2021	$14.58	$14.66	$14.61	$14.64	$14.62
February 24, 2021	$14.59	$14.67	$14.62	$14.65	$14.63
February 25, 2021	$14.56	$14.65	$14.60	$14.62	$14.60
February 26, 2021	$14.54	$14.63	$14.58	$14.61	$14.58

*Class D shares are currently being offered pursuant to a private placement offering.
**Class N shares are not available for purchase except through our distribution reinvestment plan.

Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined.

Impact of COVID-19

The coronavirus (COVID-19) pandemic has had, and is expected to continue to have, a significant impact on local, national and global economies and has resulted in a world-wide economic slowdown. We are closely monitoring the impact of the coronavirus pandemic on all aspects of our investments and operations, including how it will impact our tenants and business partners. While we have not incurred significant disruptions in our operations from the coronavirus since it began in March 2020, the extent to which the coronavirus impacts our investments and operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence. These developments include the duration of the outbreak, the impact of the global vaccination effort, the impact of government stimulus, new information that may emerge concerning the severity of the coronavirus, and actions taken by federal, state and local agencies as well as the general public to contain the coronavirus or treat its impact, among others. Authorities have implemented numerous measures to try to contain and mitigate spread of COVID-19. These measures, which have included shelter-in-place and similar mandates for individuals and closure or curtailment of many businesses, have caused significant economic disruption as well as disruption and volatility in global capital markets, which could worsen.

During February 2021, our NAV per share increased approximately 1.0% for each share class. This increase is primarily attributable to a 0.5% increase in the overall value of our real estate property portfolio complemented by a 5.0% increase in the value of our real estate equity securities portfolio.

Our property portfolio is diversified across the four primary sectors of commercial real estate: office, industrial, retail and apartment. Among these four sectors, retail is widely considered to be the sector that will be most impacted by the coronavirus pandemic. The retail properties we own are grocery-anchored and contain a number of tenants that are considered essential and thus our retail properties are potentially more resilient that other subsectors within retail.

During this pandemic, we have been actively engaged with our independent valuation advisor, providing frequent updates regarding our rent collections and other factors about our properties. As a result of the coronavirus pandemic and based on available information, the values of certain of our properties have been adjusted downward since late March 2020 as determined by our independent valuation advisor or other independent appraisers. These valuation changes were driven by changing property cash flows based on our collections, increased projected credit losses, extended lease-up times for currently vacant spaces, increased discount rates and reduced market rent growth rates. Offsetting these declines, certain of our properties have recovered in value or have increased in value since mid-March 2020 due to revisions to market rents and discount rates based on recent activity at the properties or in the local market, or to new leasing activity at the property or reduced collection loss assumptions based on recent collection activity. In accordance with our valuation policies as approved by our board of directors, these changes in value are integrated into our NAV as soon as they are made available to us.

Our entire property portfolio remains stable with collections of approximately 99% of our contractual rental revenues for January and February 2021. Collections for January and February 2021, with end of month occupancy, by property type, are as follows:

January 2021:
•Office – 94% occupied and 100.0% collected

•Industrial – 100% occupied and 100.0% collected
•Retail – 97% occupied and 97.4% collected
•Apartment – 99.7% occupied and 99.4% collected

February 2021:
•Office – 94% occupied and 100.0% collected
•Industrial – 100% occupied and 100.0% collected
•Retail – 97% occupied and 96.6% collected
•Apartment – 99.7% occupied and 99.2% collected

Our commercial properties (office, industrial and retail) are occupied by a diverse mix of tenants. As of February 28, 2021, our weighted average remaining lease term for our commercial properties was 4.6 years. With respect to our commercial and residential tenants who have been affected by COVID-19 and who did not pay rent, we continue to work with them to recoup such rent and bring their leases current. During the month of February 2021, we had no new agreements with tenants that included abatement or deferral of rent. From the beginning of the pandemic through February 28, 2021, we entered into agreements with seven of our tenants that included abatement of rent amounting to approximately 0.1% of the annual contractual rent for the entire property portfolio, and deferral of rent amounting to approximately 1.1% of the annual contractual rent for the entire property portfolio. For tenants with whom we have agreed to deferral of past due rent, such deferred rent is scheduled to be fully paid by July 2021, and all such deferred rent that has become due under the deferral agreements as of February 28, 2021 has been paid.

Amendment to Our Revolving Credit Facility

On February 26, 2021, a group of single purpose entities structured as limited liability companies, each of which we refer to individually as a borrower and collectively as the borrowers, and each of which has our operating partnership as its sole member entered into a letter agreement, which we refer to as the letter agreement, with respect to our amended and restated secured revolving line of credit, dated as of February 27, 2018, as amended, which we refer to as the Wells Fargo line of credit, by and among the borrowers, Wells Fargo Bank, National Association, as administrative agent and lender, and the other lending institutions that may become parties to the Wells Fargo line of credit.

The letter agreement amends the Wells Fargo line of credit by extending the maturity date on the revolving loans to the borrowers thereunder to February 27, 2023 and providing that the borrowers will have no further right to extend the term of the loan. The terms of the Wells Fargo line of credit otherwise remain unchanged.

Updates to “Prospectus Summary”

The following disclosure is added to the “Prospectus Summary” section of our prospectus as a new subsection immediately preceding the subsection entitled “Our Investment Portfolio”:

Environmental, Social and Governance Issues

Sustainability risk means an environmental, social, or governance event or condition, that, if it occurs, could potentially or actually cause a negative material impact on the value of our investments and our NAV. We take sustainability risks into account during our real estate investment decision-making process. See “Risk Factors—General Risks Related to Investments in Real Estate—We are subject to sustainability risks that may affect the performance of our investment portfolio.” Our advisor identifies and assesses relevant sustainability risks during the due diligence phase of each prospective acquisition. Please see “Investment Objectives and Strategy—Environmental, Social and Governance Issues” for more information. Sustainability risks are also taken into account in the analysis of issuers when making investment decisions for our real estate equity securities portfolio. When making investment decisions, the DWS Real Estate Securities team considers relevant sustainability factors from both external and internal data. Once an asset has been acquired, DWS monitors sustainability risks on a regular basis. Sustainability risks can in various ways have a significant impact on the market value of a property and other assets. If left unmanaged, sustainability risks may lead to a significant negative impact on the capital invested by investors.

Update to "Risk Factors"

The following risk factors are added to the “Risk Factors” section of our prospectus as a new subsection:

Risks Related to Sustainability

We are subject to sustainability risks that may affect the performance of our investment portfolio.

Sustainability risk means an environmental, social, or governance event or condition, that, if it occurs, could potentially or actually cause a negative material impact on the value of our investments and our NAV. Sustainability risk can either represent a risk on its own or have an impact on other risks and contribute significantly to the risk, such as market risks, liquidity risks or operational risks.

With regards to the environmental event or condition, real estate could be severely damaged or destroyed by physical climate risks, that could materialize as either singular extreme weather events (for example floods, storms and wildfires) or through long-term impacts of climatic conditions (such as precipitation frequency, weather instability and rise of sea levels).

Transition risks can affect real estate assets through the adjustment to a low carbon economy. Political decisions could, for example, increase energy prices or lead to higher investment costs due to necessary refurbishments of real estate to meet enhanced energy efficiency requirements (caused by local, national, regional or global legislation). Transition risks could also lead to a reduction in demand for energy-inefficient real estate.

Sustainability risks may have a negative impact on the market price of real estate loans or real estate equity securities (e.g., if issuers were to underestimate or fail to adequately assess sustainability risks and an event or condition were to occur adversely affecting the market price of their securities), and thus on our return with respect to such investments. In addition, reputational risks caused by unsustainable acts of an issuer could also adversely affect the market price of its securities.

Our investment portfolio is subject to sustainability risks.

The market value of directly and indirectly held real estate may be negatively affected by sustainability risks, including for example, through adverse changes in revenues, higher costs or impaired valuations and sales prices. In addition, the market prices of real estate loans or real estate equity securities can change if companies do not act sustainably and do not invest in sustainable transformations or fail to adequately assess sustainability risks.

We are subject to operational risks due to criminal acts, maladministration or natural disasters that may be caused or exacerbated by lack of attention to sustainability.

We may become a victim of fraud or other criminal acts. In addition, we may suffer losses due to misunderstandings or errors by employees of our advisor or external third parties, or be damaged by outside events such as natural disasters. These events may be caused or exacerbated by a lack of attention to sustainability in the operations of our company.

Sustainability risks may adversely impact our liquidity and our ability to find debt financing on reasonable terms.

Sustainability risks can lead to time delays and value declines if real estate or real estate-related assets are sold. This could lead to higher interest rates or margins, or in special cases even to the unavailability of credit facilities.

Updates to “Investment Objectives and Strategy”

The following disclosure is added to the “Investment Objectives and Strategy” section of our prospectus as a new subsection immediately preceding the subsection entitled “Borrowing Policies” on page 86 of our prospectus:

Environmental, Social and Governance Issues

Sustainability risk means an environmental, social, or governance (“ESG”) event or condition, that, if it occurs, could potentially or actually cause a negative material impact on the value of our investments and our NAV. It is part of the real estate investment decision-making process to take sustainability risks into account. See “Risk Factors—General Risks Related to Investments in Real Estate—We are subject to sustainability risks that may affect the performance of our investment portfolio.” Our advisor identifies and assesses relevant sustainability risks during the due diligence phase of each prospective acquisition. Sustainability risks are also taken into account in the analysis of issuers when making investment decisions for our real estate equity securities portfolio. When making investment decisions, the DWS Real Estate Securities team considers relevant sustainability factors from both external and internal data. Once an asset has been acquired, the DWS Real Estate Securities team monitors sustainability risks on a regular basis. Sustainability risks can in various ways have a significant impact on the market value of a property and other assets. If left unmanaged, sustainability risks may lead to a significant negative impact on the capital invested by investors.

Our advisor’s ESG strategy with respect to real estate investments is designed to preserve and enhance risk-adjusted returns through the following activities:

•embedding ESG considerations in investment process to mitigate environmental risks;
•using a data-driven process to identify and monetize on efficiency opportunities; and
•providing tenants with high-quality spaces and enable them to achieve their ESG goals.

Our advisor generally expects to follow the following energy and environmental guidelines with respect to our investments:

•obtain, when appropriate, sustainable building certifications on all development and re-development assets;
•adopt and deploy energy efficient projects in landlord-controlled spaces. Landlord-controlled utility use at industrial assets will be reviewed to determine if opportunities exist for energy or water use reduction programs, with a particular focus on exterior parking lot lighting retrofits and turf irrigation system upgrades. Where feasible, vacant spaces will be upgraded with modern, efficient lighting fixtures and controls (such as LED high-bay fixtures with advanced controls); and
•employ green leasing and other tenant financing structures to unlock further renewable and energy efficiency projects in tenant spaces.

Our advisor expects to assess ESG at various stages of the investment process as set forth below.

•Portfolio Construction. ESG factors are an important element of portfolio construction. During the due diligence phase of each acquisition, DWS conducts in-depth analysis on the investment, including any vulnerabilities due to environmental or social risks and their likely impact on investment returns. Our advisor has developed a process to quantify the financial benefits of projects that take account of ESG factors at the time of acquisition. All investment assets being considered for acquisition are generally reviewed to determine their current sustainability status through the use of an acquisitions ESG checklist. The checklist is used to identify and report on any certifications, such as ENERGY STAR and USGBC LEED designations, along with research relative to applicable utility or government rebate and financial incentives available. Local benchmarking ordinances are identified if in place for the location of the asset being considered.
•Asset Management. Our advisor actively monitors each property from an ESG perspective in order to further capture value for investors from sustainable projects. Our advisor’s Portfolio Management and Asset Management teams incorporate and track ESG risk mitigation and operation improvement measures as part of the quarterly and annual business planning. Our advisor evaluates each asset to consider for compliance with green labelling programs such as LEED to improve asset value. Finally, our advisor evaluates improvements to reduce energy or improve tenant features in preparation for re-marketing and re-leasing the space.
•Exit/Investment Realization. Upon disposition of an asset, our advisor measures and communicates the financial impacts of improvements related to ESG and educates selling agents to communicate the value of upgrade projects, technical specifications, and compliance with green label or energy ratings.

Our advisor reserves the right to modify its investment process and portfolio risk management from time-to-time.